Exhibit 99.1

YM BIOSCIENCES ANNOUNCES NIMOTUZUMAB RESULTS IN ADVANCED TRIPLE-NEGATIVE BREAST CANCER MODEL PRESENTED AT AACR-NCI-EORTC MEETING

MISSISSAUGA, Canada - November 18, 2009 - YM BioSciences Inc. (NYSE Amex: YMI; TSX: YM), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, announced that results from a study evaluating nimotuzumab were presented today in a poster at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference in Boston, Massachusetts. The reported results demonstrate that nimotuzumab in combination with metronomic chemotherapy in an advanced triple-negative breast cancer preclinical model is safe and effective.

In this study nimotuzumab, an epidermal growth factor receptor (EGFR) targeting antibody, was administered twice weekly in combination with metronomic (continuous low-dose) cyclophosphamide. This regimen resulted in significant primary tumor growth delay in an aggressive, metastatic, higher EGFR-expressing variant of the MDA-MB-231 human breast cancer breast model, which over-expresses EGFR. In addition, the combination resulted in a significant survival advantage over cyclophosphamide alone.

“The data demonstrate that nimotuzumab in combination with metronomic cyclophosphamide is safe and effective in this aggressive tumor type which has limited therapeutic options. Furthermore, the addition of nimotuzumab would be expected to be minimally toxic to patients and as such, this combination should be considered for this patient population in future clinical trials,” said lead author Dr. Anthony J. Mutsaers of the Division of Molecular and Cellular Biology Research, Sunnybrook Health Sciences Centre and Department of Medical Biophysics, University of Toronto.

The research poster is entitled "Combination treatment with metronomic cyclophosphamide and the EGFR monoclonal antibody nimotuzumab is efficacious and non-toxic in a preclinical model of advanced triple negative breast cancer". It is being presented today (Poster Session C, Abstract C49) by the author.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 5,000 patients reported as having been treated with nimotuzumab worldwide to date, rare incidents of Grade IV radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com